                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)(*)

                                  EMBREX INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  290817 10 5
                                 (CUSIP Number)

                         AHMED SAMY, INVESTMENT MANAGER
                              MOHAMED ABDULMOHSIN
                            AL KHARAFI & SONS W.L.L.
                               P.O. BOX 886 SAFAT
                               13009 SAFAT KUWAIT
                               011 (965) 4813622
             (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 13, 1996
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 6 Pages

- ----------------
         (*) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290817 10 5           SCHEDULE 13D   Page     2    of    6    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Mohamed Abdulmohsin Al Kharafi & Sons W.L.L.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
          N/A                                                       (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          State of Kuwait
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    629,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   629,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          629,500
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          9.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
          OO (a company with limited liability organized under the laws of the State of Kuwait)
          ---------------------------------------------------------------------
                         (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (AMENDMENT NO. 2)


 CUSIP NO. 290817 10 5                                      PAGE 3 OF 6 PAGES


         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is intended to amend and supplement certain information set forth in the Schedule 13D dated May 23, 1995 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D dated June 1, 1995 ("Amendment No. 1"), of Mohamed Abdulmohsin Al Kharafi & Sons W.L.L., a company with limited liability organized under the laws of the State of Kuwait. The Initial Filing and Amendment No. 1 are hereinafter collectively referred to as the "Previous Filings."

         The specific purpose of this Amendment No. 2 is to reflect the sale by Kharafi (as defined in Item 2) of an aggregate of 138,000 shares of Common Stock, no par value, of Embrex Inc. since the last transaction reported in Amendment No. 1, as discussed more fully herein. See Item 3 and Item 5.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Amendment No. 2 relates is the Common Stock, no par value (the "Shares"), of Embrex Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive office is 1035 Swabia Court, Morrisville, North Carolina 27560-9757.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this Amendment No. 2 is Mohamed Abdulmohsin Al Kharafi & Sons W.L.L., a company with limited liability organized under the laws of the State of Kuwait ("Kharafi"). The principal business address of Kharafi is Shuwaikh Industrial Area, Area 2 - Street 12 - Parcel 72, Kuwait. Kharafi's principal businesses include general trading, general contracting, and industrial structures. In addition, Kharafi's Memorandum of Association provides that Kharafi may have an interest or participate in any respect with the entities performing works similar to its work or which may assist it to achieve its objectives in Kuwait or abroad. Kharafi may buy these entities or annex to them. Kharafi may also possess real estate and shares for its own account. During the last five years, Kharafi has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Kharafi been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Kharafi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As disclosed in the Previous Filings, as of June 1, 1995, Kharafi was the beneficial owner of 767,500 Shares. The 767,500 Shares beneficially owned by Kharafi represented 11.1% of the issued and outstanding Shares (based upon 6,886,419 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 1995). Kharafi purchased all of the 767,500 Shares in open-market transactions on the Nasdaq National Market and used its working capital to make every Share purchase.

         As discussed more fully in Item 5, since the date of the last transaction reported in the Previous Filings, Kharafi has sold an aggregate of 138,000 Shares via Nasdaq National Market trades. The 138,000 Shares sold by Kharafi represent one percent or more of the issued and

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)


 CUSIP NO. 290817 10 5                                 PAGE 4 OF 6 PAGES


outstanding Shares (based upon 6,886,419 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31,
1995), thus requiring the filing of this Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION

         Kharafi has purchased its Shares strictly for the purpose of equity security investment. In the future Kharafi may seek to purchase additional Shares of the Company, if additional Shares are available at prices and on terms Kharafi deems acceptable, for the purpose equity security investment. If Kharafi purchases additional Shares, such Shares may be purchased by Kharafi through open-market transactions, privately negotiated transactions, or otherwise at prices and on terms not yet determined. In addition, Kharafi may, at some time in the future, based upon factors relevant at that time, dispose of some or all of the Shares of the Company that Kharafi owns. If Kharafi sells additional Shares, such Shares may be sold by Kharafi through open-market transactions, privately negotiated transactions, or otherwise at prices and on terms not yet determined. Except as otherwise described in this Item 4, Kharafi does not have any present plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to any of those enumerated above.

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)

 CUSIP NO. 290817 10 5                                 PAGE 5 OF 6 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment No. 2, Kharafi is the beneficial owner of 629,500 Shares (approximately 9.1% of the 6,886,419 outstanding Shares (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1995)).

         (b) Kharafi has sole voting power and sole investment power with respect to the Shares reported in (a) above.

         (c) Kharafi has, since the date of the last transaction reported in the Previous Filings, effected the following sales of Shares:

               DATE                           SHARES SOLD                             PRICE PER SHARE
               ----                           -----------                             ---------------
           February 26, 1996                     15,000                                    $ 7.750
           February 27, 1996                     15,000                                    $ 7.750
           February 28, 1996                     18,000                                    $ 7.875
           February 29, 1996                     10,000                                    $ 7.875
           May 8, 1996                            5,000                                    $ 7.625
           May 13, 1996                          70,000                                    $ 7.625
           May 14, 1996                           5,000                                    $ 7.625


These sales were accomplished via National Nasdaq Market trades. The prices per share set forth above do not reflect customary brokerage commissions and fees paid by Kharafi in connection with these transactions. As a result of these sales, Kharafi is the beneficial owner of the 629,500 Shares referenced in (a) above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Amendment No. 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kharafi and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No document is required to be filed herewith as an exhibit to this Amendment No. 2.

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


 CUSIP NO. 290817 10 5                                 PAGE 6 OF 6 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          MOHAMED ABDULMOHSIN AL KHARAFI
                                          & SONS W.L.L.


                                          By: /s/ Ahmed Samy
                                             ------------------------------
                                             Ahmed Samy, Investment Manager


Date:  May 15, 1996